Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

Grown Rogue International Inc.

For the Three and Nine Month Periods Ended July 31, 2019 and 2018

(Expressed in United States Dollars)

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in United States Dollars

	July 31, 2019 (Unaudited)	October 31, 2018 (Audited)
Assets Current Assets
Cash	$256,955	$826,643
Accounts receivable, net	159,936	252,908
Other receivable	71,704	52,843
Biological assets (note 7)	624,003	149,617
Inventory (note 8)	672,267	1,380,101
Prepaid expenses and other assets	315,689	207,582
	2,100,554	2,869,694
Property and equipment (note 9)	1,343,223	1,575,921
Intangible assets (note 10)	79,259	64,974
Technology License (note 15(xix))	2,199,667
Deferred transaction costs	-	855,679
	$5,722,703	$5,366,268
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,607,855	$2,382,694
Finance lease payable (note 11)	138,162	99,134
Convertible promissory notes (note 13)	-	265,277
Due to employee/director (note 19)	-	104,000
Interest payable (note 12, 13)	157,426	470,134
	1,903,443	3,321,239
Finance lease payable (note 11)	37,448	97,680
Convertible promissory notes (note 13)	-	1,034,099
Convertible debentures (note 14)	1,981,774	931,099
Long-term debt (note 12)	50,000	50,000
Deferred rent (note 23)	25,819	31,256
Derivative liabilities	24,500	148,500
	4,022,984	5,613,873
Equity Holder’s Deficit
Members’ Capital (note 15)	-	4,701,773
Share Capital (note 16)	13,538,128	-
Subscriptions Payable (note 18)	5,136	720,516
Equity Component of Convertible Debentures (note 14)	181,863	132,000
Contributed Surplus (notes 17, 19, 20)	2,765,167	2,010,489
Accumulated Deficit	(15,025,121)	(7,812,383)
Equity Attributable to Shareholders of the Company	1,465,173	(247,605)
Non-Controlling Interest (note 1)	234,546	-
	1,699,719	(247,605)
	$5,722,703	$5,366,268

The accompanying notes form an integral part of these condensed consolidated interim financial statements. Approved on behalf of the Board of Directors

Signed, “J. Obie Strickler” , Director	Signed “Stephen Gledhill” , Director

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Operations

For the three and nine month periods ended July 31

Expressed in United States Dollars

	Three Months Ended		Nine Months Ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Revenue	$773,930	$679,906	$3,493,354	$1,141,892
Unrealized gain on changes in fair value of biological assets (note 7)	(1,060,550)	(374,801)	(1,140,472)	(467,796)
Cost of good sold (note 8)	1,029,846	705,030	3,590,136	1,660,187
Cost of good sold (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	(30,704)	330,229	2,449,664	1,192,391
Gross profit (loss)	804,634	349,677	1,043,690	(50,499)
Expenses
General and administrative (note 25)	1,477,321	595,475	3,828,995	1,802,030
Amortization of intangible assets (note 10)	7,660	7,234	23,714	11,529
Amortization of property and equipment (note 9)	157,867	131,585	480,482	323,141
Accretion Expense	32,977	14,893	63,827	109,990
Unit-based compensation (note 15(xiii))	-	-	112,080	1,049,595
Transaction costs (notes 1. and 28. )	-	-	3,723,724
	1,675,825	749,187	8,232,822	3,296,285

Loss from operations	(871,191)	(399,510)	(7,189,132)	(3,346,784)
Interest expense	(60,051)	(189,640)	(214,131)	(782,259)
Other income	58	-	10,071	-
Finance charge expense (note 19 (i))	-	(871,230)	-	(871,230)
Gain on derecognition of derivative liability	-	-	15,000	11,500
Loss on disposal of property and equipment	-	-	-	(9,103)
Net loss	$(931,184)	$(1,460,380)	$(7,378,192)	$(4,997,876)
Loss per Share - basic and diluted	$(0.01)	$(0.39)	$(0.11)	$(1.32)
Weighted Average Number of Common Shares Outstanding - basic and diluted	72,465,916	3,773,689	68,523,689	3,773,689
Net loss for the period attributable to:
Non-controlling interest	$(165,454)	$-	$(165,454)	$-
Equity shareholders of the Company	(765,730)	(1,460,380)	(7,212,738)	(4,997,876)
	$(931,184)	$(1,460,380)	$(7,378,192)	$(4,997,876)

The accompanying notes form an integral part of these consolidated interim consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Common Units	Incentive Units	Seed Round Preferred Unit	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Equity Holders’ Deficit
Balance - October 31, 2017	$100	$-	$-	$100	$-	$-	$-	$(302,397)	$(302,297)
Common units issued pursuant to conversion of notes payable (note 15)	1,604,787	-	-	1,604,787	-	-	-	-	1,604,787
Seed Round Preferred Units issued for cash (note 15)	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash (note 15)	225,000	-	-	225,000	-	-	-	-	225,000
Common units issued to service providers (note 15)	1,049,595	-	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted (note 19)	-	-	-	-	-	-	871,230	-	871,230
Issuance costs	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-	-	-	-	(4,997,876)	(4,997,876)
Balance - July 31, 2018	$2,879,482	$-	$1,274,944	$4,154,426	$-	$-	$871,230	$(5,300,273)	$(274,617)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Non- Controlling Interest	Total Equity Holders’ Deficit
Balance - October 31, 2018	-	$-	$3,426,829	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$-	$(247,605)
Common units issued pursuant to conversion of notes payable (note 15)	-	-	1,374,317	-	1,374,317	-	-	-	-	-	1,374,317
Common units issued pursuant to technology license agreement(note 15)	-	-	2,199,667	-	2,199,667	-	-	-	-	-	2,199,667
Common units issued pursuant to exercise of purchase option (note 15)	-	-	1,258,784	-	1,258,784	-	-	(1,218,784)	-	-	40,000
Subscription receipts (note 18)	-	-	-	-	-	554,000	-	-	-	-	554,000
Common units issued pursuant to subscription receipts (note 15)	-	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-
Exchange of Units for common shares pursuant to the Transaction (note 16)	60,746,202	10,448,239	(9,173,295)	(1,274,944)	(10,448,239)	-	-	-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (note 16)	3,773,689	1,257,706	-	-	-	-	-	-	-	-	1,257,706
Common shares issued to former debt holders of the Company (note 16)	839,790	279,888	-	-	-	-	-	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (note 16)	100,000	33,328	-	-	-	-	-	-	-	-	33,328
Common shares issued pursuant to subscription receipts (note 16)	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	2,064,377
Fair value of broker warrants (note 16)	-	(85,931)	-	-	-	-	-	85,931	-	-	-
Issuance costs (note 16)	-	(143,786)	-	-	-	-	-	(56,781)	-	-	(200,567)
Fair value of warrants issued to debenture holders (note 16)	-	-	-	-	-	-	-	830,335	-	-	830,335
Debt settlements	-	-	-	-	-	85,136	-	-	-	-	85,136
Common shares issued for services rendered (note 16)	812,318	268,737	-	-	-	(80,000)	-	-	-	-	188,737
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	112,080
Issuance of convertible debentures (note 14)	-	-	-	-	-	-	49,863	56,649	-	-	106,512
Non-controlling interest	-	-	-	-	-	-	-	-	-	400,000	400,000
Net loss	-	-	-	-	-	-	-	-	(7,212,738)	(165,454)	(7,378,192)
Balance - July 31, 2019	72,465,916	$13,538,128	$-	$-	$-	$5,136	$181,863	$2,765,167	$(15,025,121)	$234,546	$1,699,719

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Interim Consolidated Cash Flow Statements

For the nine month periods ended July 31

Expressed in United States Dollars

	2019	2018
Cash provided by (used in) Operating Activities
Net loss	$(7,378,192)	$(4,997,876)
Adjustments for non-cash items in net loss
Amortization of property and equipment	480,482	323,141
Amortization of intangible assets	23,714	11,529
Unrealized gain on changes in fair value of biological assets	(1,140,472)	(467,796)
Stock based compensation	112,080	1,049,595
Services paid in shares or membership units	284,389
Amortization of deferred financing costs	40,949	642
Accretion expense	63,827	109,990
Finance charge expense	-	871,230
Loss on disposal of property and equipment	-	9,103
Transaction costs	3,723,724	-
Gain on recognition of derivative liability	(15,000)	(11,500)
	(3,804,499)	(3,101,942)
Changes in non-cash balances related to operations (note 21)	541,708	807,850
Net cash used in operating activities	(3,262,791)	(2,294,092)
Investing Activities
Purchase of intangible assets	(37,999)	(41,970)
Purchase of property and equipment	(247,784)	(751,911)
Cash acquired upon close of Transaction	5,875	-
Net cash used in investing activities	(279,908)	(793,881)
Financing Activities
Members’ contributions	-	1,499,944
Subscription receivable	(720,516)	-
Option proceeds	40,000	-
Proceeds from long-term debt	-	1,355,028
Repayment of long-term debt	(250,145)	(114,372)
Proceeds of subscription receipts	3,234,893	-
Convertible debenture proceeds	1,105,127	-
Proceeds of finance lease	62,516	-
Payment of finance lease	(83,720)	-
Payment of equity and debenture issuance costs	(247,781)	-
Payment of debt issuance costs	-	(5,141)
Transaction costs	(167,363)	-
Net cash provided by financing activities	2,973,011	2,735,459
Change in cash	(569,688)	(352,514)
Cash - beginning of period	826,643	453,199
Cash - end of period	$256,955	$100,685
Supplemental cash flow disclosure
Interest paid	$218,206	$128,042
Fair value of common shares and units issued for services rendered	$284,389	$-
Fair value of common shares issued as settlement of debt	$80,000	$-
Property and equipment acquired through finance leases (note 9)	$62,516	$158,193
Conversion of notes payable to common units	$1,063,360	$1,604,787

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

1.	Nature of Operations

Grown Rogue International Inc. (the “Company”), formerly “Novicius Corp.”, was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (the “Company”). The Company’s registered office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. The Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the symbol GRIN.

These unaudited condensed consolidated interim financial statements for the nine months ended July 31, 2019 and 2018, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries (collectively referred to as the “Subsidiaries”) and joint-venture interests. GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has 60% ownership interests in two joint ventures GRD Cali, LLC and Idalia, LLC (the “Joint Ventures”).

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

2.	Business Acquisition

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

2.	Business Acquisition (continued)

For accounting purposes, GR Unlimited is the deemed acquirer and the Company the deemed acquired company, and accordingly, the Company’s balances are accounted for at cost and GR Unlimited is accounted for at fair value. Since the Company’s operations do not constitute a business, this transaction has been accounted for as a reverse takeover that is not a business combination. Therefore, the Company’s share capital, deficit, and contributed surplus will be eliminated, the consideration transferred by the Company will be allocated to share capital, and the transaction costs will be expensed.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.44 per share	$1,257,706
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,861,813

The acquisition-date fair value of the consideration transferred by the Company for its interest in GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated in that way is used as the fair value of consideration transferred in exchange for GR Unlimited. An adjustment has been booked to adjust the fair market value of the Company’s equity interest in GR Unlimited accordingly.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.44 per share	$33,328
Fair value of warrants of the Company issued	830,335
Total consideration transferred	863,663
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$802,216

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,059,695.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

3.	Basis of Presentation

a)	Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended October 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the Company’s audited consolidated financial statements for the year ended October 31, 2018, and were approved and authorized for issuance by the Company’s Board of Directors on September 30, 2019.

The comparative figures presented throughout these condensed consolidated financial statements are the historical results of GR Unlimited.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These condensed consolidated interim financial statements are presented in U.S. dollars.

d)	Basis of Consolidation

The Subsidiaries and Joint Ventures are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and Joint Ventures and has the ability to affect those returns through its power over the Subsidiaries and Joint Ventures by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date control ceases. All significant inter-company balances and transactions have been eliminated upon consolidation.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies

a)	Revenue

The Company records revenue when it has transferred the risks and rewards of ownership of the goods to the purchaser, when it has no continuing managerial involvement over the goods, when it is probable the Company will receive the consideration, and when it can reliably measure the amount of revenue and costs associated with the transaction.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of good sold

Cost of goods sold includes the cost of finished goods inventory sold during the period, revaluations of biological assets at the point of harvest, and inventory write-downs during the period.

d)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up-to the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate period.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at July 31, 2019, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, but as the assets were not available for use as intended by management as at July 31, 2019, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10 years on a straight line basis
Computer and office equipment	3 - 5 years on a straight line basis
Production equipment and other	5 - 10 years on a straight line basis
Leasehold improvements	15 - 40 years on a straight line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

h)	Leased Assets

Leases are classified as finance leases whenever substantially all the risks and rewards of ownership of the leased asset are transferred to the Company. Leased assets are measured initially at an amount equal to the lower of fair value and present value of minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to the asset.

Assets held under other leases, where the risks and rewards of ownership are not transferred are classified as operating leases and are not recognized on the Company’s consolidated statements of financial position.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

i)	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

j)	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

k)	Deferred transaction costs

Deferred transaction costs represents professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

l)	Financial Instruments

The effective interest method is used to calculate the amortized cost of a financial asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that is used to discount estimated future cash receipts or payments over the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Compound financial instruments issued by the Company comprise convertible promissory notes that are convertible to share capital at either the option of the holder or upon consummation of a qualifying go-public transaction. The number of shares to be issued will depend on the conversion price, which will be agreed to by the Company and the purchaser of the note. The liability component of a compound financial instrument would be recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component would be recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument would not be re-measured subsequent to initial recognition.

m)	Impairment of Financial Assets

An impairment loss in respect of a financial asset measured at amortized cost, such as accounts receivable and other receivable, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the corresponding asset.

n)	Unit/ Share Based Compensation

Unit/ Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

n)	Unit/ Share Based Compensation (continued)

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black-Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of members’ equity are netted against the proceeds received net of tax. Costs related to the issuance of members’ equity and incurred prior to issuance are recorded as deferred members’ equity issuance costs and subsequently netted against proceeds when they are received.

o)	Member’s Capital

Member’s capital consists of common units, which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

p)	Income Taxes

No provision for federal or state income taxes is included in the Company’s consolidated financial statements because the tax effects of GR Unlimited’s income or loss for the period from inception to December 31, 2017 were passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. Following the Transaction, GR Unlimited also elected to be taxed as a corporation. As such, these three entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

q)	Newly Adopted Accounting Policies

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 financial instruments (“IFRS 9”) replaced IAS 39, Financial Instruments: recognition and Measurement. IFRS 9 includes guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedging requirements.

i) Classification and measurement of financial assets and financial liabilities

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permit entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income.

Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

q)	Newly Adopted Accounting Policies (continued) Financial Instruments (continued)

The following table summarizes the impact of the adoption of IFRS 9 on the classification of the Company’s financial assets and liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9
Accounts receivable, net	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost
Finance lease payable	Other liabilities at amortized cost	Amortized cost
Convertible promissory notes	Other liabilities at amortized cost	Amortized cost
Long-term debt	Other liabilities at amortized cost	Amortized cost
Interest payable	Other liabilities at amortized cost	Amortized cost
Convertible debentures	Other liabilities at amortized cost	Amortized cost
Due to employee/ director	Other liabilities at amortized cost	Amortized cost

ii)	Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s condensed consolidated interim financial statements.

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

●	share-based payment transactions with a net settlement feature for withholding tax obligations; and

●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

q)	Newly Adopted Accounting Policies (continued)

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. Adoption of IFRS 15 as of November 1, 2018 did not have an impact on the Company’s financial statements.

r)	Future Accounting Pronouncements

IFRS 16 Leases (“Leases”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

5.	Liquidity and Capital Resources

The Company has incurred significant losses from operations. The Company’s management continues to finance its cash needs through promissory and convertible promissory notes, and the issuance of membership units and common shares. If management is unsuccessful in its efforts to generate profitable operations and/or continue to receive financial support, the Company may not be able to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

6.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectibility of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based and share-based compensation and the inputs used in the estimate of the fair value of the unit purchase options and warrants issued.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

7.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at July 31, 2018 and October 31, 2018 are as follows:

Balance - October 31, 2017	$10,436

Add: Purchase of cannabis seeds	-
Add: Purchased mothers & clones	-
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)

Balance - October 31, 2018	149,617

Add: Purchase of cannabis seeds	-
Add: Purchased mothers & clones	-
Add: Purchased cannabis plants	812,880
Change in fair value less costs to sell due to biological transformation	1,140,472
Transferred to inventory upon harvest	(1,478,966)

Balance - July 31, 2019	$624,003

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest

●	Expected costs associated with harvesting and selling

●	Expected yield from the cannabis plants and selling price.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy.

8.	Inventory

As at July 31, 2019, the Company’s inventory consists of 311kg (October 31, 2018 - 638kg) of harvested cannabis.

Balance - October 31, 2018	$1,380,101

Balance - July 31, 2019	$672,267

The cost of inventories included as an expense and included in cost of goods sold, excluding amortization expense, for the nin months ended July 31, 2019 was $3,590,136 (2018 - $1,660,187).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

9.	Property and Equipment

	Furniture and Fixtures	Computer and Office Equipment	Production Equipment and Other	Construction in Progress - Warehouse	Leasehold Improvements	Total
Cost
Balance - October 31, 2017	$750	$2,230	$169,403	$536,008	$326,731	$1,035,122
Additions	-	73,653	199,827	772,746	740,994	1,787,220
Disposals	(750)	-	(12,115)	(730,596)	-	(743,461)
Balance - October 31, 2018	-	75,883	357,115	578,158	1,067,725	2,078,881

Additions	-	50,481	87,998	98,400	101,009	337,888
Disposals	-	-	-	(90,104)	-	(90,104)
Balance - July 31, 2019	$-	$126,364	$445,113	$586,454	$1,168,734	$2,326,665

Accumulated Amortization
Balance - October 31, 2017	$6	$145	$13,133	$-	$32,642	$45,926
Transfers	(6)	-	-	-	6	-
Amortization for the year	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	-	1,907	71,157	-	429,896	502,960

Transfers	-	-	-	-	-	-
Amortization for the period	-	11,377	47,399	-	421,706	480,482
Disposals	-	-	-	-	-	-
Balance - July 31, 2019	$-	$13,284	$118,556	$-	$851,602	$983,442

Net Book Value
As at October 31, 2018	$-	$73,976	$285,958	$578,158	$637,829	$1,575,921
As at July 31, 2019	$-	$113,080	$326,557	$586,454	$317,132	$1,343,223

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

10.	Intangible Assets

The Company’s intangible asset included amounts charged to develop the Company’s website and brand positioning. The Company determined the useful lives of the assets to be 2 and 3 years, respectively. Amortization is calculated on a straight-line basis over the respective useful lives.

	Website	Branding	Trademarks	Total
Cost
Balance - October 31, 2017	$29,405	$9,968	$-	$39,373
Additions	41,971	2,392	-	44,363
Balance - October 31, 2018	71,376	12,360	-	83,736
Additions	-	6,100	37,003	43,103
Disposals	-	(5,104)	-	(5,104)
Balance - July 31, 2019	$71,376	$13,356	$37,003	$121,735
Accumulated Amortization
Balance - October 31, 2017	$-	$-	$-	$-
Additions	15,862	2,900	-	18,762
Balance - October 31, 2018	15,862	2,900	-	18,762
Amortization for the period	17,746	5,968	-	23,714
Balance - July 31, 2019	$33,608	$8,868	$-	$42,476

Net Book Value
As at October 31, 2018	$55,514	$9,460	$-	$64,974
As at July 31, 2019	$37,768	$4,488	$37,003	$79,259

11.	Finance lease liabilities

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

iii)	Effective February 20, 2019, the Company entered into an agreement with a third party to lease equipment at a cost $62,516 over a twenty-four month period for monthly payments of $3,220. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

11.	Finance Lease Liabilities (continued)

As at July 31, 2019, the related lease liabilities are payable as follow:

	Future minimum
	lease payments	Interest	Total

Less than one year	$138,162	$20,584	$158,746
Between one and five years	37,448	1,979	39,427
	$175,610	$22,563	$198,173

As at July 31, 2019, the net book value of the growing equipment under finance lease is $212,045.

12.	Long-term Debt

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended July 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$50,000	$50,000	$10,444

Interest expense on long-term debt	-	-	4,500
Debt repayments	-	-	(6,000)

Balance - July 31, 2019	50,000	50,000	8,944

Less: current portion	-	-	8,944

Balance - July 31, 2019, net of current portion	$50,000	$50,000	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

12.	Long-term Debt (continued)

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended October 31, 2017, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2017	$552,173	$552,173	$14,860
Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (note )	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)	-
Balance - October 31, 2018	50,000	50,000	10,444
Less: current portion	-	-	10,444
Balance - October 31, 2018, net of current portion	$50,000	$50,000	$-

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at July 31, 2019, accrued interest of $7,444 (October 31, 2018 - $10,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the period ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 13 (iii)).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the period ended July 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
50% - November 7, 2017 (i)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
25% -December 15, 2017 (iii)	-	-	-
12.5% -August 1, 2018 (vii)	-	-	-
	1,343,171	1,299,376	454,775

Deferred financing costs	-	-	-
Amortization of deferred financing costs	17,315	18,968	-
Interest expense on long-term debt	-	-	25,803
Fair value of conversion option	-	-	-
Interest accretion	-	5,502	-
Repaid	(260,486)	(260,486)	(145,149)
Converted to common units	(1,100,000)	(1,063,360)	(194,313)

Balance - July 31, 2019	-	-	141,116

Less: current portion	-	-	141,116

Balance - net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

Transactions related to GR Unlimited’s convertible promissory notes during the period ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118
50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	3,425,891	3,302,082	140,118

Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)

Balance - October 31, 2018	1,343,171	1,299,376	454,775

Less: current portion	265,277	265,277	454,775

Balance - net of current portion	$1,077,894	$1,034,099	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

During the period ended October 31, 2018, the Company issued the following unsecured convertible promissory notes:

i)	Effective November 7, 2017, GR Unlimited entered into an agreement with the Company’s Marketing Consultant (the “Consultant”) whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of April 30, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $300,000 was converted into 285.70 common units of GR Unlimited as described in note 15(xvi).

ii)	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a public event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the public event at an annual rate of 0% following the initial period.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued) ii) (continued)

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority in interest of a Purchaser.

If at any time prior to the maturity of the notes and qualified equity financing occurs, the Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

ii)	(continued)

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above). During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the nine months ended July 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the nine months ended July 31, 2019.

iii)	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833.33 to the holder beginning on January 15, 2018. As at October 31, 2018, none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

iii)	(continued)

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of GR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

If GR Unlimited consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor to GR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the nine months ended July 31, 2019, the principle of $1,000,000 and unpaid interest of $171,875 were converted into 1,144.15 common units of GR Unlimited as described in note 15 (xxi)

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the nine months ended July 31, 2019, the principle of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited as described in note 15(xx)

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil. On June 15, 2018, the principle of $100,000 and unpaid interest of $20,465 were converted into 115 common units of GR Unlimited as described in note 15(xviii).

vi)	Effective June 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible nonnegotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. A balloon interest payment of $30,000 is due to the Holder on June 1, 2018. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder.

In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity.

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $25,000 of accrued and unpaid interest was converted into common units of GR Unlimited as described in note 15(x)(iii). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of the GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principle of $100,000 and unpaid interest of $25,000 were converted into 89.8 common units of GR Unlimited as described in note 15(x)(iii).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder’s option and b) the occurrence of a change of control of the GR Unlimited. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of GR Unlimited as described in note 15(ix).

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

x)	Effective October 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory note for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of GR Unlimited as described in note 15(xiv).

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $10,274 was incurred.

The fair value of the conversion option was estimated as $8,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.41%
Expected life	0.92 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurance of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As the maturity date, October 31, 2017, the maturity date was extended by 6 months and fully matured on April 30, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the nine months ended July 31, 2019, GR Unlimited repaid the principal of $100,000. As at July 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited in note 15(viii).

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

14.	Convertible Debentures

Transactions related to GR Unlimited’s convertible debentures during the period ended July 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$1,029,314	$931,099	$7,758

Issued during the period	1,105,127	1,105,127	-
Fair value of conversion option	-	(49,863)	-
Fair value of warrants	-	(56,649)	-
Issuance costs	(47,214)	(47,214)	-
Amortization of issuance costs	40,949	40,949	-
Interest accretion	-	58,325	-
Interest expense	-	-	67,274
Interest payments	-	-	(67,057)

Balance - July 31, 2019	2,128,176	1,981,774	7,975
Less: current portion	-	-	7,975

Balance - net of current portion	$2,128,176	$1,981,774	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

14.	Convertible Debentures (continued)

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2016 and 2017	$-	$-	$-
Issued during the year	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest accretion	-	33,785	-

Less: issuance costs	(111,746)	(111,746)	-

Balance - October 31, 2018	1,029,314	931,099	7,758
Less: current portion	-	-	7,758

Balance - net of current portion	$1,029,314	$931,099	$-

(i) During the period ended July 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature on August 10, 2020. The debentures will be secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures can be converted by the holder into common units of the company at a conversion price of CAD$0.44 per Unit. If at any time while the debentures are outstanding, the Company issues securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures will be reduced to such lower price per security. If within 90 days of the issuance of the convertible debentures, the Company fails to complete a Qualified Financing of not less than CAD$1,000,000, the conversion price of the convertible debentures will be adjusted to CAD$0.30. In connection with the issuance of the convertible debentures, the Company incurred issuance costs of $47,214.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	998,615
Conversion option	49,863
Warrants	56,649
$1,105,127

The value of the conversion option was calculated by subtracting the net present value of the debenture and the fair value of the warrants from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

14.	Convertible Debentures (continued)

(ii) During the period ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures will be secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of the company at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

15.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited for the periods ended July 31, 2019 and October 31, 2018:

	Number of Common Units	Number of Incentive Units	Number of Seed Round Preferred Units	Member’s Capital
Balance, October 31, 2017 (i)	7,000	-	-	$100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation (ii)	-	300	-	-
Issued to service providers (xiii)	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance, October 31, 2018	10,545	300	733	4,701,773
Issued pursuant to conversion of promissory notes	1,322	-	-	1,374,317
Issued in connection with Technology License Agreement (xix)	6,600,000	-	-	2,199,667
Issued upon exercise of unit purchase options	4,202,429	-	-	1,258,784
Issued pursuant to Subscription Receipts	3,771,023	-	-	913,698
Exchange of incentive units for common units (ii)	150	(300)	-	-
Balance, July 31, 2019	14,585,469	-	733	$10,448,239

i)	During the period ended October 31, 2017, GR Unlimited issued 7,000 common units to the Company’s CEO and President for proceeds of $100.

ii)	On November 27, 2017, GR Unlimited issued 300 Incentive Units to an employee of GR Unlimited. Immediately prior to the Transaction, these Incentive Units were exchanged for 150 common units.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

15.	Members’ Capital (continued)

iii)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 253 Units for total proceeds of $448,581. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

iv)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

v)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 139 Units for a total purchase price of $246,454. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

vi)	Effective December 15, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 3 Units for a total purchase price of $5,319. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

15.	Members’ Capital (continued)

vii)	Effective January 5, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 170 Units for a total purchase price of $301,418. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

viii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited.

ix)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the “Entity”), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of GR Unlimited.

x)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory not for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the Company.

xi)	Effective February 9, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

15.	Members’ Capital (continued)

xii)	Effective February 9, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

xiii)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of GR Unlimited.

xiv)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of GR Unlimited.

xv)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of GR Unlimited.

xvi)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of GR Unlimited.

xvii)	Between June 13, 2018 and June 15, 2018, GR Unlimited issued 190.8 common units of GR Unlimited for proceeds of $225,000.

xviii)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of GR Unlimited.

xix)	During the period ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited. Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued the common units.

xx)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited.

xxi)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $171,875 into 1,144.15 uncertified common units of GR Unlimited.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

15.	Members’ Capital (continued)

xxii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited.

xxiii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 1,475,179 common units pursuant to the exercise of the unit purchase option disclosed in note 19(ii).

xxiv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the unit purchase option disclosed in note 19(iii).

xxv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 727,250 common units pursuant to a partial exercise of the unit purchase option disclosed in note 19(i).

xxvi)	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited and 3,771,023 warrants of GR Unlimited.

16.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the nine months ended July 31, 2019, the following share transactions occurred:

i)	In connection with the Transaction disclosed in note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

ii)	In connection with the Transaction disclosed in note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

iii)	In connection with the Transaction disclosed in note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $206,651 were assigned to the common shares of Novicius Subco and $73,237 were allocated to the Novicius Subco Warrants.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine month periods ended July 31, 2019 and 2018
Expressed in United States Dollars

16.	Share Capital (continued)

iv)	In connection with the Transaction disclosed in note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,378). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,378, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $119,864, $85,931 was allocated to the Grown Rogue Canada shares and $33,933 was allocated to the Grown Rogue Canada Warrants.

v)	In connection with the Transaction disclosed in note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to by $33,328.

vi)	In connection with various service agreements, the Company issued 570,500 common shares to officers and directors at a deemed price of CAD$0.44 per share, resulting in an aggregate fair value of $188,737.

vii)	In connection with a debt settlement agreement, the Company issued 241,818 common shares to a service provider at a deemed price of CAD$0.44 per share, resulting in an aggregate fair value of $80,000.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

17. Warrants

The following table summarizes the warrant activities for the nine months ended July 31, 2019:

	Number	Weighted Average Exercise Price
Balance - November 1, 2018	148,722	$7.39

Issued in connection with the Transaction	11,288,149	0.55
Issued pursuant to subscription receipts	9,964,940	0.55
Issued in connection with convertible debentures	3,409,091	0.55
Issued to brokers	757,125	0.44
Expired	(114,656)	(4.90)
Issuance costs	-	-
Balance - July 31, 2019	25,453,371	$0.59

During the nine months ended July 31, 2019, the Company:

i)	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in note 16(iii). Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $73,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

ii)	Issued 1,675,179 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 19(ii). Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants (continued)

ii)	(continued)

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

iii)	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 15(xxvi). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

iv)	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in note 16(iv). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

v)	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in note 16(iv). Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants (continued)

v)	(continued)

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

vi)	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in note 14 (ii). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

vii)	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $506,101 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants (continued)

vii)	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in note 14(i). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $56,649 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

As at July 31, 2019, the following Warrants were issued and outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$17.50	16,883	0.09	August 31, 2019
$14.00	17,183	0.34	November 30, 2019
$0.44	757,125	1.30	November 15, 2020
$0.55	21,253,089	1.30	November 15, 2020
$0.55	3,409,091	1.75	May 1, 2021
	25,453,371	1.36

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

18.	Subscriptions Payable

During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in note 15(xxvi). Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the period ended July 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the nine months ended July 31, 2019, GR Unlimited issued the Subscription Receipts.

19.	Unit Purchase Options

i)	During the period ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the period ended July 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	5.5 months
Expected volatility	99%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the period ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the period ended July 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

19.	Unit Purchase Options (continued)

iii)	During the period ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the period ended July 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

20.	Stock Options

i)	During the period ended July 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.6 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the period ended July 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.75 years
Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

20.	Stock Options (continued)

As at July 31, 2019, the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

		Remaining
	Stock Options	Contractual Life
Exercise Price	Outstanding	(Years)	Expiry Date
$0.44	150,000	2.34	November 30, 2021
$0.44	500,000	2.43	January 1, 2022
	650,000	2.41

21.	Changes in Non-cash Working Capital

The changes to the Company’s non-cash working capital for the periods ended July 31, 2019 and 2018 are as follows:

	2019	2018
Accounts receivable	$92,972	$(303,645)
Other receivable	(15,824)	-
Inventory	1,373,920	(83,965)
Prepaid expenses and other assets	198,325	(71,461)
Accounts payable and accrued liabilities	(991,497)	1,257,764
Interest payable	(110,751)	-
Deferred rent	(5,437)	9,157
	$541,708	$807,850

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

22.	Related Party Transactions

During the period ended July 31, 2019, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $42,500 was included in facility expense for the period ended July 31, 2019 (2018 - $48,500). The Company had $Nil (October 31, 2018 - $5,500) owing in accounts payable and accrued liabilities at July 31, 2019.

ii)	The Company incurred employee/director fees of $36,000 (2018 - $36,000) with an individual related to the Company’s President and CEO. At July 31, 2019, accounts payable and accrued liabilities includes $4,000 (October 31, 2018 - $12,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $138,674 (2018 - $184,970) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At July 31, 2019, accounts payable and accrued liabilities includes $Nil (October 31, 2018 - $25,054) payable to these companies.

iv)	Key management personnel consists of the President and CEO; the CSO; the CAO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the periods ended July 31, 2019 and 2018 is as follows:

	2019	2018

Salaries and consulting fees	$425,412	$364,970

Share-based compensation	$49,136	$1,049,565

Accounts payable and accrued liabilities at July 31, 2019 includes $90,000 (October 31, 2018 - $94,000) payable to these parties.

Additional related party transactions are disclosed in notes 13(vi) and 13(x)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments

i)	Market Risk

a)	Currency Risk

As at July 31, 2019, the Company has accounts payable and accrued liabilities of CAD$108,972 . The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

b)	Interest Rate Risk

At July 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $416,891 (October 31, 2018 - $1,079,551) as at July 31, 2019. The allowance for doubtful accounts at July 31, 2019 is $245,602 (October 31, 2018 - $106,443).

As at July 31, 2019 and October 31, 2018, the Company’s trade accounts receivable were aged as follows:

	July 31, 2019	October 31, 2018
Current	$27,789	$131,558
1-30 days	68,928	112,420
31 days- older	63,219	8,930
	$159,936	$252,908

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At July 31, 2019, the Company has current assets of $2,100,554 (October 31, 2018 - $2,869,694) and current liabilities of $1,903,443 (October 31, 2018 - $3,321,239), which resulted in working capital of $197,111 (October 31, 2018 - working capital deficit of $451,545).

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,607,855	$-
Convertible promissory notes	-	-
Long-term debt	-	50,000
Convertible debentures	-	1,981,774
Due to employee/officer	-	-
Interest payable	157,426	-
Deferred rent	-	25,819
Finance lease	138,162	37,448
Derivative liabilities	-	24,500
	$1,903,443	$2,119,541

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

f)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended July 31, 2019 there were no transfers of amounts between levels.

24.	Segmented information

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenue were generated in the United States during the periods ended July 31, 2019 and 2018. As such, amounts disclosed in the consolidated financial statements also represent the single operating and geographical reporting segment.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

25.	General and Administrative Expenses

General and administrative expenses for the periods ended July 31, 2019 and 2018 are as follows:

	Three Months Ended		Nine Months Ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018

Legal and professional	$507,961	$93,763	$1,210,918	$579,831
Salaries and benefits	461,501	211,794	1,412,952	531,626
Supplies	13,498		26,492
Equipment purchase and rent	-	4,822	-	12,904
Facility expense	181,518	52,084	359,649	165,484
Marketing and promotion	5,008	142,364	166,596	234,433
Travel	47,339	50,782	161,500	120,491
Office expense	48,777	7,576	74,513	27,893
Utilities	17,952	6,971	33,926	24,892
Business license and fees	14,747	6,006	45,731	18,991
Repairs and maintenance	219	62	18,804	4,020
Research and development	-	233	-	5,233
Insurance	3,351	1,645	9,414	6,642
Bank fees and foreign exchange	25,768	6,078	36,274	10,763
Bad debt	105,285	23,617	141,276	28,017
Miscellaneous	1,481	(12,322)	14,376	30,810
Investor relations	42,916	-	116,574
	$1,477,321	$595,475	$3,828,995	$1,802,030

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

26.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

27.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2019	$259,384
2020	$227,772
2021	$20,600

b)	During the period ended July 31, 2019, the Company entered into a binding agreement (the “Agreement”) for the option to acquire operational control (the “Option”) of the following assets in Michigan pending Municipal and State regulatory approval:

●	Two strategically located proposed provisioning centers (retail dispensaries) in high demand regions in Midtown Detroit and Hazel Park where limited municipal licenses have been granted.

●	A proposed 19,000 sq ft indoor cultivation and processing facility in Detroit, Michigan capable of producing 1,500,000 grams of dried cannabis flower annually at full production; and

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

27.	Commitments (continued)

b)	(continued)

●	An entity that has received multiple municipal cultivation licenses for a 28-acre parcel located in the northern portion of the lower Michigan peninsula.

Upon exercise of the Option by the Company, the Company will issue 2,212,876 common share purchase warrants to the vendor (or its affiliates) with an exercise price of CAD $0.44 per share (the “Warrants”) which vest according to certain milestones in the Agreement. The Warrants expire on June 20, 2023. The Company will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of the Company close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of the Company close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Company close at or above $2.00 per share for a period of twenty (20) consecutive days. Pursuant to the terms of the Agreement, the Company has granted the vendor, together with any affiliates, a pre-emptive right to maintain ownership, should the Warrants be exercised, of up to 5% of the Company’s common shares. At the time the vendor, or any affiliates, exercises its Warrants to obtain 5% ownership in the Company, the vendor will have the right to nominate one member to the Company’s board who shall be nominated by management at each annual shareholder meeting of Grown Rogue until such time the vendor’s ownership in the Company falls below 4.67%. In addition, the Company has agreed to pay the vendor between 5% and 7% of top line future revenues generated from its licensed operations in Michigan. Payment on these revenues shall be in a combination of stock and cash.

During the period ended July 31, 2019, the Company elected not to move forward with the Option.

c)	During the period ended July 31, 2019, the Company executed a binding letter of intent (the “LOI”) which sets out the general terms and conditions pursuant to which the Company will acquire the assets, including real estate, intellectual property and other assets for aggregate consideration of USD$3,000,000, subject to adjustment as described below (the “Transaction”).

The Transaction will be structured as a tax-free merger, pursuant to which the acquiree will merge with and into Grown Rogue Gardens, LLC. The real property of the acquiree will be acquired by GRU Properties, LLC pursuant to a customary commercial real estate acquisition agreement.

The consideration paid shall consist of: (i) $2,000,000 of common shares of the Company to be issued twelve months from the signing of the Definitive Agreement with respect to the Transaction, with the number of shares to be issued to be determined based on the volume weighted average price of the Company’s shares as reported on the Canadian Securities Exchange (the “CSE”) for the ten trading days immediately prior to the date that is twelve months from the closing date, up to a maximum of CAD$1.25 per share; and (ii) up to an additional $1,000,000 of common shares on the same terms based on the completion of certain business and operational milestones achieved by the Company.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended July 31, 2019 and 2018

Expressed in United States Dollars

27.	Commitments (continued)

d)	During the period ended July 31, 2019, the Company entered into a binding agreement (the Agreement”) with another party whose assets include the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a one-time payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational build-out of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in top-line revenue.

The completion of the terms of the Agreement are subject to Michigan regulatory approval and full licensing of the Company at the state level.

28.	Subsequent Event

Subsequent to the period ended July 31, 2019, the Company finalized a termination agreement (the “Termination Agreement”) with the party disclosed in note 27(b), pursuant to which the Company issued 2,148,117 common share purchase warrants with an exercise price of $0.44 per share (the “Warrants”). The Warrants expire on June 28, 2023. The Company will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of the Company close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of the Company close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Company close at or above $2.00 per share for a period of twenty (20) consecutive days. Further, the Company has granted to the other party a pre-emptive right to maintain ownership of up to 5% of the Company’s common shares. The Warrants vest 40% on the issuance date with the remaining Warrants vesting upon certain events relating to the activities of another party in the Michigan cannabis industry.